SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

ROYAL BANCSHARES OF PENNSYLVANIA, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $2.00 / SHARE

(Title of Class of Securities)

780081105

(CUSIP Number)

September 3, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 780081105	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON PERSONS (ENTITIES ONLY) LINDA TABAS STEMPEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 604,995
6 SHARED VOTING POWER 51,427**
7 SOLE DISPOSITIVE POWER 604,995
8 SHARED DISPOSITIVE POWER 51,427**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,422**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.79%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1	(a)	Name of Issuer:

Royal Bancshares of Pennsylvania, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

732 Montgomery Avenue, Narberth, PA 19072

Item 2	(a)	Name of Person Filing.

Linda Tabas Stempel

Item 2	(b)	Address of Principal Business Office, or if none, Residence:

633 Robinson Lane Haverford, PA 19041

Item 2	(c)	Citizenship:

USA

Item 2	(d)	Title of Class of Securities:

Class A Common Stock, par value $2.00 per share

Item 2	(e)	CUSIP Number:

780081105

Item 3		Type of Filing Person.

Individual.

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially owned:

656,422

(b) Percent of class:

5.79%

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote

604,995**

(ii) Shared power to vote or to direct the vote

51,427**

(iii) Sole power to dispose or to direct the disposition of

604,995**

(iv) Shared power to dispose or to direct the disposition of

51,427**

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

** See Exhibit A

EXHIBIT A

The Reporting Person has sole power as trustee to direct the vote with respect to 604,995 shares held in trust under the 2008 Irrevocable Trust Agreement of Trust for the Family of Linda Tabas Stempel. The Reporting Person’s beneficial ownership includes 51,427 shares held in family trusts for which the Reporting Person has shared voting and dispositive power.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2009

/s/ Linda Tabas Stempel
Linda Tabas Stempel

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).